

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Brattle Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brattle Advisors LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brattle Advisors LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brattle Advisors LLC's management. Our responsibility is to express an opinion on Brattle Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brattle Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Brattle Advisors LLC's auditor since 2021.

Maitland, Florida

February 21, 2022

BRATTLE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	269,174
Prepaid expenses		6,316
Furniture, vehicle, and computer equipment at cost, less accumulated depreciation of $18,278		16,954
Security deposit		74
Total assets	$	292,518

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	15,973
Lease liability-financing lease		14,435
Total liabilities		30,408
Members' equity		262,110
Total liabilities and members' equity	$	292,518

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Brattle Advisors LLC (the Company) was organized on July 13, 2009. The Company, which is based in Boston, Massachusetts, is a registered Broker-Dealer and in this capacity provides institutional private placement services. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by the Financial Industry Regulatory Authority.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Brattle Advisors LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Significant Judgments
Revenue from contracts with customers includes fees from investment banking services.   The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking
The Company provides advisory services on mergers and acquisitions (M&A).   Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.   However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, there were no unsatisfied performance obligations.

Depreciation
The Company capitalizes major capital expenditures. Depreciation is based on straight line method over the following useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Depreciation expense for the year ended December 31, 2021 was $180 for computer equipment and furniture.

Furniture, vehicle, and computer equipment at December 31, 2021, consist of the following:

Computer and office equipment	$8,032
Furniture and fixtures	550
Vehicle	26,650
	35,232
Less: accumulated depreciation	(18,278)
	$16,954

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company may have bank balances that exceed the FDIC insurance limit on interest bearing accounts. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company does not believe that the concentration of credit risk of bank deposits represents a material risk of loss with respect to its financial condition as of December 31, 2021.

3. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2021, one client accounted for 100% of the Company's revenue.

4. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $253,201, which was $248,201 in excess of the FINRA minimum net capital requirement of $5,000.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. COMMITMENTS AND CONTINGENCIES

Leases
The Company under a month-to-month rental arrangement which has no impact on the adoption of ASC 842. The Company paid $10,488 in office rent for the year ended December 31, 2021.

6. COMMITMENTS AND CONTINGENCIES (continued)

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Capital Lease Obligation
The Company purchased a vehicle via a financing lease which is capitalized at fair value as follows:

Cost	$26.650
Less accumulated depreciation	(10,063)
	$16,587

Interest expense is recognized over the life of the lease using a constant rate applied to the declining balance of the liability.

Future minimum payments under the vehicle lease are the following:

2022	8,582
2023	6,022
Total:	$14,604

Less imputed interest	(169)
Total lease liability	$14,435

The total lease cost associated with this lease for the year ended December 31, 2021 was $8,582 in amortization of capitalized financing lease assets and $247 interest expense on the finance of the lease liability.

7. COVID-19

During the fiscal year of 2021, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. The financial impacts to the Company have resulted in significantly reduced revenues. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2021, and the auditor's report date, when the financial statements were issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into these financial statements herein.